Exhibit (h)(8)

SCHEDULE A

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
DATED MAY 1, 2007

Portfolio	Limitation Period	Expense Limitation (as a % of average daily net assets)
Small-Cap Growth Class S	12/31/2015	1.40%
Guardian Class S	12/31/2015	1.25%
International Class S	12/31/2015	1.50%
International Large Cap S	12/31/2015	1.30%
Mid-Cap Growth Class S	12/31/2015	1.25%
Real Estate Class S	12/31/2015	1.75%
Regency Class I	12/31/2015	1.50%
Regency Class S	12/31/2020	1.25%
Socially Responsive Class I	12/31/2015	1.30%
Socially Responsive Class S	12/31/2015	1.17%